Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Post Qualification Amendment Number One on Form 1-A and Request for Qualification of Form 1-A

Filed February 24,2023

File No. 024-11949

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A and responded shown in this letter to the comments of your letter.

1) Related to your comment number one related to updating the Form 1-A to include the interim financial statements and related information of our latest 10Q for the period ended January 31,2023 filed on March 2, 2023, we have added the information to this amended filing. The auditors requested that we remove the quarterly information from the 10Q of the period ended July 31,2022 and the 10Q of the period ended October 31,2022.

2) Related to your comment number two related to updating the auditor consents as exhibits, we added exhibits of updated auditor consents.

3) Related to comment number three related to including the signatures of our principal financial officer, principal accounting officer and at least a majority of our board of directors, we made the changes on the signature page.

Request for Qualification:

Kindly be advised that Mass Megawatts Wind Power, Inc. (the “Company”) request that the Form 1-A, File Number 024-11949, be qualified on Wednesday, March 29, 2023, at 4 PM Eastern Time.

Sincerely,

/S/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.